Via Edgar

October 12,2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20002

Re: REVENGE DESIGNS, INC.

Request to Withdraw Form 15  filed August 22, 2012

File No: 000-25798

Ladies and Gentlemen:

Revenge Designs,  Inc.  (the  "Registrant")  hereby  requests  immediate  withdrawal  of its

Request to terminate the registration of its common shares under Section 12(g) of the  Exchange  Act,  which  was  filed  with  the  Securities  and  Exchange  Commission  (the

"Commission") on August 22, 2012.

The Registrants believes that withdrawal of the FORM  15  is consistent with the public interest and the protection of investors.. The Registrant is withdrawing the Form 15  because, while it believes that the  number of common shareholders is  less than  500  as  is required  under  Section  12(g),  it needs  additional time to substantiate that  belief.  Please note that the  Form  15  was  a  voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

If  you  have  any  questions  regarding  this  application  for  withdrawal,  please  contact  the undersigned  at  (303) 459-2485.

Sincerely,

By:  /s/Robert L. Stevens

      Robert L. Stevens

      Court Appointed Receiver